Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)

DXC Technology Revealed as Name for Combined CSC and HPE Enterprise Services Business Following Merger Completion

New company plans New York Stock Exchange listing under ticker symbol “DXC”

TYSONS, Va., Feb. 15, 2017 – DXC Technology will be the name of the new company formed by the proposed merger of CSC (NYSE: CSC) and the Enterprise Services business of Hewlett Packard Enterprise (NYSE: HPE) when the transaction closes, it was announced today. The full launch of the new brand will take place worldwide with the debut of the new company, which is expected on April 3, 2017.

The strategic combination of the two complementary businesses, which was announced at the end of May 2016, will create the world’s leading independent, end-to-end IT services company. The new company is expected to have $26 billion in annual revenues and nearly 6,000 clients in over 70 countries. Subject to final approvals, DXC Technology intends to list on the New York Stock Exchange under the ticker symbol DXC.

“With a mission of leading clients on their digital transformation journeys, DXC Technology will be recognized globally as a force multiplier, enabling clients to seize the opportunities presented by today’s rapidly changing technologies,” said CSC chairman, president and CEO, Mike Lawrie, who will serve as DXC Technology chairman, president and CEO upon the close of the proposed merger. “The DXC Technology brand will be built on a foundation of trust and transformation, and a relentless drive to help clients thrive on change. We will focus on producing greater value for clients, partners and shareholders, along with growth opportunities for our people.”

“DXC Technology will own a unique and highly differentiated value proposition,” said CSC chief marketing & communications officer Gary Stockman, who will serve in the same capacity at DXC Technology. “Over decades, CSC and HPE ES have successfully met the challenges of innovation, guiding the world’s largest enterprises and government agencies through multiple change cycles. Together as DXC Technology, our technology independence, world-class talent and industry-leading partner ecosystem will provide a clear and confident vision for the future.”

Until the completion of the merger, CSC and HPE ES will continue to operate under their current leadership structures as two separate organizations. All regulatory clearances that are a necessary condition to closing this merger have been secured, and the SEC registration process is ongoing.

Global brand strategy, design and experience firm Siegel+Gale is supporting the development of the new company brand and identity.

To preview the DXC Technology logo, go here.

About CSC
CSC (NYSE: CSC) leads clients on their digital transformation journeys. The company provides innovative next-generation technology services and solutions that leverage deep industry expertise, global scale, technology independence and an extensive partner community. CSC serves leading commercial and international public sector organizations throughout the world. CSC is a Fortune 500 company and ranked among the best corporate citizens. For more information, visit the company's website at www.csc.com.

Contacts:

•	Rich Adamonis, CSC Global Media Relations, 1 862.228.3481, radamonis@csc.com

•	Neil DeSilva, CSC Investor Relations, 1.703.245.9700, ndesilva@csc.com

Additional Information and Where to Find It
In connection with the proposed transaction, Everett SpinCo, Inc., a wholly-owned subsidiary of Hewlett Packard Enterprise Company (“HPE”) created for the transaction (“Spinco”), filed with the SEC a registration statement on Form S-4 and a registration statement on Form 10 containing a prospectus-information statement and CSC will file with the SEC a proxy statement on Schedule 14A. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS AND PROSPECTUS-INFORMATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION AND TO READ OTHER DOCUMENTS FILED BY CSC, HPE, AND SPINCO (INCLUDING AMENDMENTS TO EXISTING FILINGS) AS AND WHEN THOSE DOCUMENTS ARE FILED BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of these and other documents filed with the SEC by CSC,
HPE and Spinco at the SEC’s web site at http://www.sec.gov. Free copies of these documents as well as other documents that will be filed in the future (including amendments to the documents) and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.

This communication is not a solicitation of a proxy from any investor or security holder. However, CSC, HPE, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of CSC in respect of the proposed transaction under the rules of the SEC. Information regarding CSC’s directors and executive officers is available in CSC’s 2016 Annual Report on Form 10-K filed with the SEC on June 14, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on June 24, 2016. Information regarding HPE’s directors and executive officers is available in HPE’s 2016 Annual Report on Form 10-K filed with the SEC on December 15, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on February 12, 2016. These documents as well as other documents filed by CSC, HPE or Spinco with the SEC can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute “forward-looking statements.” Many factors could cause actual results to differ materially from such forward-looking statements with respect to the transaction referred to above including risks relating to the completion of the transaction on anticipated timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, inability to achieve expected synergies, loss of revenues, delay or business disruption caused by difficulties in integrating the businesses of CSC and Everett as well as the matters described in the “Risk Factors” section of Spinco’s Form S-4 and Form 10, CSC’s most recent Form 10-K and any updating information in subsequent SEC filings. CSC, Spinco and HPE disclaim any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.